Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Care Angel, Inc.
78 SW 7th Street, Suite 500
Miami, FL 33130
www.careangel.com

Up to $1,069,999.03 in Class A Common Stock at $2.41
Minimum Target Amount: $9,999.09

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Care Angel, Inc.
Address: 78 SW 7th Street, Suite 500, Miami, FL 33130
State of Incorporation: DE
Date Incorporated: March 10, 2014

Terms:

Equity

Offering Minimum: $9,999.09 | 4,149 shares of Class A Common Stock
Offering Maximum: $1,069,999.03 | 443,983 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $2.41
Minimum Investment Amount (per investor): $494.05

<u>COVID Relief</u>

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal shall not direct transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Company Perks*</u>

Early Bird

As a special "Thank You" to early investors, Care Angel offers the opportunity to participate in the "Early Bird" Specials!

• Friends and Family - First 72 hours | 15% bonus shares

• Super Early Bird - Next 72 hours | 10% bonus

• Early Bird Bonus - Next 7 days | 5% bonus shares

• Tier 1 Perk - $500+

Perk Level 1 – (Care Angel Care Box)

• Tier 2 Perk - $1,000+

Perk Level 1 + 5% Bonus Shares

• Tier 3 Perk - $5,000+

Perk Level 1 + 7% Bonus Shares

• Tier 4 Perk - $10,000+

Perk Level 1 + 10% Bonus Shares

• Tier 5 Perk - $25,000+

Perk Level 1 + 12% Bonus Shares

• Tier 6 Perk - $50,000+

Perk Level 1 + 15% Bonus Shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Care Angel, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $2.41/ share, you will receive and own 110 shares for $241. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Care Angel is leading the evolution of virtual health solutions that focus on the continuous engagement of healthcare's sickest and costliest populations – the aging and underserved. An area of health care where the needs of patients and their families are often not being met.* people that need chronic disease management, health and wellbeing monitoring, population health, patient support, social and community support and condition specific engagement.

Care Angel provides a wide range of programs and services at a fraction of the cost of manual care management. By deploying an AI and voice enabled virtual nurse assistant, Angel, brought to life through a HIPAA compliant online platform, deploys pre-built care plans tailored for client specific use cases. Angel features speech recognition, that can quickly identify members that need support, helping to triage or transfer to live or self-serve resources based on severity and type of clinical or non-clinical support needed, for a true connected patient experience.

Care Angel is a data-rich solution that will contribute to solving the billion-dollar challenges facing US healthcare. Its flexible, scalable, multi-modal platform is favorable to payer, provider, pharma and other partnership clients, consumers and investors due to potential for a low-cost, per-member-per-month (PMPM) subscription model and revenue generating opportunities for our clients. With a value-based approach to care, a rapidly aging population, and demand for quality, efficiency and patient satisfaction for all stake-holders - now is an exceptional time for innovative technology solutions that bend the cost curve.

*https://www.grandviewresearch.com/press-release/global-population-health-management-phm-market

Chronic care management: Is the $50 billion market more hype than reality? http://www.healthcareitnews.com/news/chronic-care-management-50-billion-market-more-hype-reality

Population Health Management Industry Overview – PAGE 4 http://sage-growth.com/wp-content/uploads/2016/05/SGP-Quarterly-Report_5.19.16_11.pdf

Finding a Winning Business Model in Population Health Management http://www.hfma.org/anihandouts/xtbce9adrpp1/A03.pdf

Competitors and Industry

Care Angel competes within the "Virtual Nurse Assistant", health engagement platform segment of population health and remote patient monitoring (RPM) - serving health plans, providers and large channel partner clients. Our solution tackles healthcare cost associated with the management and treatment compliance of people with complex chronic conditions - attributable to 90% of the nation's $3.5 trillion in annual healthcare expenditures (for people with chronic and mental health conditions). Said another way, 71¢ of every dollar of healthcare spending goes to treating people with multiple chronic conditions.
https://www.cdc.gov/chronicdisease/about/costs/index.htm

According to Accenture, virtual nurse assistants will reach $88 billion in the global market and $20 billion in the United States by 2025. The number of remote monitored patients is expected to grow at a CAGR of 48.9 percent, reaching 50.2 million by 2021.

The current landscape of competitors include:

Conversa Health, Sensely: Application and Device centric

Epharmix, Cipher: SMS and IVR technology

The ease and ubiquity of the telephone, supported by other modalities, is one of the most notable competitive advantage of Care Angel. Voice is the most natural interface there is. Chat and text are often a challenge for seniors or people with disabilities, which is a barrier for solutions that require a smart phone, Apps or special device.

Sources/References:

1. Buttorff C, Ruder T, Bauman M. Multiple Chronic Conditions in the United States pdf icon[PDF – 392 KB]external icon. Santa Monica, CA: Rand Corp.; 2017.

2. Center for Medicare & Medicaid Services. National Health Expenditures 2017 Highlights pdf icon[PDF – 74 KB]external icon.

Current Stage and Roadmap

Currently, Care Angel actively supports population health for nearly 1 million members monthly for major healthcare providers and the world's largest payers across 50 states. Care Angel manages risk, need and identifies and closes gaps in care, facilitates navigation to partners such as behavioral health, telemedicine and community-based resources, through phone and text interactions.

Recent and upcoming launches include:

COVID-19 HEALS Suite of Services (**H**elp **E**arly **A**wareness **L**ogistics **S**urveillance) Essential tools needed for a turn-key, COVID-19 assessment/detection program to protect populations at scale.

Forming strategic partnerships with retail pharmaceutical companies to launch a comprehensive Digital Therapeutics solution for oncology support and complex chronic conditions.

The Team

Officers and Directors

Name: Wolf Shlagman

Wolf Shlagman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Office
  Dates of Service: December 19, 2014 - Present
  Responsibilities: Responsible for overseeing the overall direction of the organization. Wolf is primarily responsible for developing the strategies and policies required to ensure that the organization will meet the goals. Current annual compensation for this position is $282,000.

Name: Jason Hendeles

Jason Hendeles's current primary role is with Investor. Jason Hendeles currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: June 01, 2014 - Present
  Responsibilities: Board Member

Name: Patrick M Byrne

Patrick M Byrne's current primary role is with Zappix (LogoDial Ltd.). Patrick M Byrne currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: June 22, 2020 - Present
  Responsibilities: Board Member

Other business experience in the past three years:

- **Employer:** Livingston International
  Title: Board Director
  Dates of Service: January 01, 2011 - March 31, 2019
  Responsibilities: Board Director

Other business experience in the past three years:

- **Employer:** PetPace LLC
  Title: Advisory Board Member
  Dates of Service: July 01, 2013 - Present
  Responsibilities: Advisory Board Member

Other business experience in the past three years:

- **Employer:** Zappix (LogoDial Ltd.)
  Title: Board Director
  Dates of Service: August 01, 2013 - Present
  Responsibilities: Board Director

Name: Darren Hay

Darren Hay's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Revenue Angel
  Dates of Service: August 01, 2016 - Present
  Responsibilities: Coordinates and aligns marketing, sales and customer success teams and ensures that processes deliver an effective end-to-end customer and buyer experience. Current annual compensation for this position is $200,000.

Other business experience in the past three years:

- **Employer:** Thought Wire
  Title: Strategic Advisor
  Dates of Service: March 01, 2020 - Present
  Responsibilities: Business strategy advisor

Other business experience in the past three years:

- **Employer:** Hypertec Group
  Title: Strategic Advisor
  Dates of Service: January 01, 2020 - Present
  Responsibilities: Business strategy advisor

Other business experience in the past three years:

- **Employer:** Florida State Telehealth Advisory Council
  Title: Council Member
  Dates of Service: August 01, 2016 - August 31, 2018
  Responsibilities: Council Member

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class A Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in the Class A Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class A Common Stock. In addition, if we need to raise more equity capital from the sale of Class A Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties
Our SmartCare platform continues to evolve and expand its capabilities to meet demand and stay ahead of the market. Generally speaking, delays or cost overruns in the development of our platform and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological challenges, changes in the market, and regulatory hurdles. Although we don't anticipate any major occurrence, any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Class A Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on

the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Care Angel was formed on March 2014. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Care Angel has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company was formed in 2014 and has grown revenues more than 1,000% since going to market in 2017. We expect to continue to grow very quickly. If you are investing in this company, it's because you think that Care Angel is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and although we believe it will be profitable starting in 2021, there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns a number of trademarks, copyrights, Internet domain names, and trade secrets. It also has patents pending. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs

associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

The company has made considerable investments in our security and has partnered with Azure cloud in order to help secure our technological assets. Although we take every precaution possible, there is no organization that is not vulnerable to hackers. Further, any significant disruption in service on Care Angel's or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Care Angel's could harm our reputation and materially negatively impact our financial condition and business. The company is currently undergoing HITRUST certification which is the highest security certification in the market.

Healthcare Industry

Healthcare market has numerous opportunities and also inherent risks. It is the largest part of GDP for any economy around the world. Although the company believes it is uniquely positioned to take advantage of the massive market opportunities available to its revolutionary platform, there are many risks that the company must maneuver. Some of these risks include competition, government regulations that may affect our services, technological challenges, compliance to standards such as HIPAA, HITRUST and cyber security, among others.

COVID-19

The Company's core offering solutions are being used by the largest insurance in the world to manage at risk populations. The COVID-19 pandemic expanded the market for our solutions exponentially to engage and manage populations using our on demand workforce of AI powered virtual nurse assistants. We believe COVID-19 provides many opportunities globally that were not existent to the Company before the COVID-19 pandemic outbreak. These may generate millions of dollars in the short term and potentially in the long-term, but there is no guarantee and there is the risk that eventually the COViD-19 outbreak will be controlled and those additional revenue opportunities may not be available.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
A Technology Company, Inc. (Solely owned by Jason Hendeles)	3,500,000	Class A Common Stock	30.03
A Technology Company, Inc. (Solely owned by Jason Hendeles)	48,945	Class B Common Stock	30.03
A Technology Company, Inc. (Solely owned by Jason Hendeles)	1,662,120	Series Seed Preferred Stock	30.03

The Company's Securities

The Company has authorized Class A Common Stock , Class B Common Stock, and Series Seed Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 443,983 of Class A Common Stock .

Class A Common Stock

The amount of security authorized is 30,000,000 with a total of 11,541,106 outstanding.

Voting Rights

1 vote per share

Material Rights

The total amount outstanding on a fully diluted basis includes 8,909,609 shares issued, 1,631,497 shares reserved pursuant to a stock option plan, and 1,000,000 shares to be issued pursuant to outstanding warrants.

Class B Common Stock

The amount of security authorized is 10,000,000 with a total of 754,456 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

There are no material rights associated with Class B Common Stock.

Series Seed Preferred Stock

The amount of security authorized is 10,000,000 with a total of 6,650,901 outstanding.

Voting Rights

There are no voting rights associated with Series Seed Preferred Stock.

Material Rights

There are no material rights associated with Series Seed Preferred Stock.

What it means to be a minority holder

As a minority holder of Class A Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuance of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $6,538,371.25
  Use of proceeds: Marketing and technoloby
  Date: November 05, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $200,000.00
  Number of Securities Sold: 171,198
  Use of proceeds: Marketing and Technology
  Date: October 17, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $300,000.00
  Number of Securities Sold: 256,797
  Use of proceeds: Marketing and Technology
  Date: October 24, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class Common Stock A
  Type of security sold: Equity
  Final amount sold: $50,000.00
  Number of Securities Sold: 42,799
  Use of proceeds: Marketing and Technology
  Date: November 14, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $25,110.00
  Number of Securities Sold: 15,500
  Use of proceeds: Marketing and Technology
  Date: November 18, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $25,110.00
  Number of Securities Sold: 15,500
  Use of proceeds: Marketing and Technology
  Date: November 21, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $50,000.00
  Number of Securities Sold: 42,799
  Use of proceeds: Marketing and Technology
  Date: December 06, 2019
  Offering exemption relied upon: 506(b)

- **Name:** Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $2,144.40
  Number of Securities Sold: 214,440
  Use of proceeds: Administrative
  Date: October 07, 2016
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $44,628.58
  Number of Securities Sold: 48,945
  Use of proceeds: Technology
  Date: April 01, 2017
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $857.76
  Number of Securities Sold: 85,776
  Use of proceeds: Administrative
  Date: August 01, 2017
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $1,000,000.00
  Number of Securities Sold: 855,988
  Use of proceeds: Marketing and Technology

Date: June 26, 2020
Offering exemption relied upon: 506(b)

- **Name:** Class A Common Stock
Type of security sold: Equity
Final amount sold: $315,000.00
Number of Securities Sold: 194,443
Use of proceeds: Marketing and Technology
Date: April 07, 2020
Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Results of Operations

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue:

Revenue for year 2020 was $1,532,045 which represents an increase of 53.8% over year 2019 with revenue of $996,230. This continued growth has been the result of the launch of new programs and growth of previous programs with one of the largest healthcare insurance provider in USA.

Expenses:

Expenses in 2020 were $3,714,883, an increase of 62.2% from the reported expenses of $2,290,299 in year 2019. The expenses are mostly concentrated around development costs for new technology products and services and the recruiting of new professionals in the areas of technology and development. As a company in a startup stage, our expenses in these areas are necessary to build the required infrastructure related to our type of service.

Net Income (Loss):

Our net loss of $2,275,314 in year 2020 is slightly higher as compare to net loss of $1,654,724 due to the increase in the resources needed in the areas of software & development and additional software services required to improve our infrastructure to meet the needs for present and future growth.

Historical results and cash flows:

From the early beginnings, Care Angel's disruptive business model and technology platform has made efficient use of funding from investors to be able to finance the company's operations. In 2019, the Company experienced growth of 1,174.9% from the prior year 2018. We observed growth in 2020 at a lesser rate due to the consequences of COVID-19 in the world.

During the last years, like any new company, growing our human resources has been one of the most cash flow intensive expense in the Company. The company has hired highly trained professionals in the areas of technology, web development, marketing, and business development to create the structure required to successfully operate and grow our type of business. We continue searching for more capable professionals as we take the Company to the next level.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has a revolving line of credit of $45,000 with Wells Fargo with an outstanding balance of $0. The current cash in Wells Fargo bank is around $200,000. There are around $100000 in Accounts Receivable that are going to be collected within the next 15 to 30 days.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds of this campaign are going to be used to help accelerate our sales and marketing initiatives that will drive our revenue growth. We expect ideally to be cash flow positive in Q4-2021, but we plan to continue to invest in growing revenues aggressively.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign will support our fast growing revenues and accelerate the pace of growth into 2021. These funds, although not necessary to the viability of the company, they will make up to 25% of our available funds to be used towards accelerated growth.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company expects to continue operations with or without the minimum raise. This campaign will help fund our growth and possibly into profitability, ideally in late 2021.

How long will you be able to operate the company if you raise your maximum funding goal?

With the maximum raise, the company expects to continue enhanced growth. This campaign will help fund our growth and possibly into profitability, ideally during 2021.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

As necessary, the company expects to use additional sources of capital to fuel its growth. These may include non-dilutive lines of credit and equity at proper valuations commensurate with our growth and market opportunity.

Indebtedness

- **Creditor:** Convertible notes
  Amount Owed: $106,173.00
  Interest Rate: 8.0%
  The Company has long-term convertible notes outstanding during 2019 and 2018. As of March 2021, the Company had balances of $176,206 including accrued interest.

- **Creditor:** National Funding
  Amount Owed: $50,318.00
  Interest Rate: 24.0%
  Maturity Date: August 05, 2021
  New maturity date: March 31, 2021

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $45,660,975.83

Valuation Details:

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock, if any, is converted to common stock;

(ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan, if any, are issued.

The Company set its valuation internally, without a formal-third party independent evaluation.

Care Angel's revolutionary SmartCare CaaS (Care as a Service) platform reimagines how we care for millions of at risk populations including seniors, low-income and others in need and finds itself in the unique intersection of AI powered healthcare, telemedicine and scalable COVID-19 solutions for the global economy. The company projects to grow to serving 2 million lives in 2021 and over 5 million by 2022, a growth rate of 10x and 25x from 2020, respectively. The revenue growth rate is expected to be over $15 million, and over $80 million for years 2021 and 2022 respectively. The company expects to break even by Q1-Q2 - 2021 with gross margins as high as 80%, due to its highly efficient SmartCare SaaS platform. Valuation of companies in the healthcare AI, telemedicine and now COVID-19 are seeing a tremendous amount of traction, growth and increased valuations in the market place.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.09 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  10.0%
  All sales and marketing initiatives to grow revenues across multiple market opportunities in US and globally.

- *Company Employment*
  10.0%
  Invest in additional key personnel and supporting resources to manage growth.

- *Research & Development*
  23.0%
  Funds to be used to support existing platform and expand existing product offerings and solutions, capabilities to meet global demand.

- *Operations*
  53.5%
  The company will invest in strengthening its operations to keep up with the hyper growth of revenues and expansion.

If we raise the over allotment amount of $1,069,999.03, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  33.5%
  All sales and marketing initiatives to grow revenues across multiple market opportunities in US and globally.

- *Company Employment*
  25.0%
  Invest in additional key personnel and supporting resources to manage growth.

- *Research & Development*
  25.0%
  Funds to be used to support existing platform and expand existing product offerings and solutions, capabilities to meet global demand.

- *Operations*
  13.0%
  The company will invest in strengthening its operations to keep up with the hyper growth of revenues and expansion.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation

Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.careangel.com (careangel.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/care-angel

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Care Angel, Inc.

[See attached]

CARE ANGEL, INC.

(a Delaware corporation)

Unaudited Financial Statements for the calendar

Years Ended December 31, 2020 and 2019

IndigoSpire
CPAs & ADVISORS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

April 12, 2021

To: Board of Directors, CARE ANGEL, INC.

Re: 2020-2019 Financial Statement Review

We have reviewed the accompanying financial statements of CARE ANGEL, INC. (the "Company"), which comprise the balance sheet(s) as of December 31, 2020 and 2019, and the related statements of income, shareholders' equity/deficit and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

CARE ANGEL, INC.
BALANCE SHEET
As of December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS	2020	2019
Current Assets		
Cash and cash equivalents	$ 42,617	$ 47,581
Accounts receivable	35,834	484,971
Other current assets	30,121	27,336
Total current assets	108,573	559,888
Fixed assets, net of accumulated depreciation	37,428	23,672
Software and capitalized development costs, net	165,675	192,709
Deposits	10,000	10,000
Total Assets	$ 321,676	$ 786,269
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts and credit cards payable	$ 62,161	$ 37,792
Other current liabilities	11,750	23,500
PPP and other loans payable	243,830	--
Convertible notes, long-term	75,000	--
Interest payable	30,203	--
Total Current Liabilities	422,944	61,292
Convertible notes, long-term	--	125,000
Interest payable	--	40,931
Total Liabilities	422,944	227,223
SHAREHOLDERS' EQUITY		
Common Stock, Class A (30,000,000 and 10,000,000 shares authorized, 9,166,406 and 7,859,178 shares issued and outstanding as of December 31, 2020 and 2019, respectively)	4,731,597	3,116,597
Common Stock, Class B (10,000,000 and 10,000,000 shares authorized, 754,456 and 754,456 shares issued and outstanding as of December 31, 2020 and 2019, respectively)	47,631	47,631
Preferred Stock, Series Seed (10,000,000 and 10,000,000 shares authorized, 6,650,901 and 6,650,901 shares issued and outstanding as of December 31, 2020 and 2019, respectively)	6,509,283	6,509,283
Retained deficit	(11,389,779)	(9,114,465)
Total Shareholders' Equity	(101,268)	559,046
Total Liabilities and Shareholders' Equity	$ 321,676	$ 786,269

CARE ANGEL, INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Revenues, net	$ 1,532,045	$ 996,230
Operating expenses		
Selling, general and administrative	3,079,521	1,861,608
Research and development	573,030	424,230
Marketing	62,332	4,461
Total operating expenses	3,714,883	2,290,299
Net Operating Income (Loss)	(2,182,838)	(1,294,069)
Other income (expense)	13,692	--
Interest income (expense), net	(71,524)	(347,245)
Amortization and depreciation	(34,644)	(13,410)
Tax provision (benefit)	0	0
Net Income (Loss)	$ (2,275,314)	$ (1,654,724)

CARE ANGEL, INC.
STATEMENT OF OWNERS' EQUITY
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Common Stock, Class A		Common Stock, Class B		Series Seed Preferred		Retained Earnings/(Deficit)	Total Owners' Equity
	# Shares	$	# Shares	$	# Shares	$		
Balance as of January 1, 2019	**7,314,585**	**$ 2,466,377**	**754,456**	**$ 47,631**	**0**	**$ 0**	**$ (7,459,741)**	**(4,945,733)**
Stock issuances	544,593	650,220			6,650,901	6,509,283		7,159,503
Net loss							(1,654,724)	(1,654,724)
Balance as of December 31, 2019	**7,859,178**	**$ 3,116,597**	**754,456**	**$ 47,631**	**6,650,901**	**$ 6,509,283**	**$ (9,114,465)**	**$ 559,046**
Stock issuances	1,307,226	1,615,000						1,615,000
Net loss							(2,275,314)	(2,275,314)
Balance as of December 31, 2020	**9,166,406**	**$ 4,731,597**	**754,456**	**$ 47,631**	**6,650,901**	**$ 6,509,283**	**$ (11,389,779)**	**$ (101,268)**

CARE ANGEL, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Operating Activities		
Net Income (Loss)	$ (2,275,314)	$ (1,654,724)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add: Depreciation and amortization	34,644	13,410
Changes in operating asset and liabilities:		
(Increase) Decrease in accounts receivable	449,137	(432,621)
(Increase) Decrease in other current assets	(2,785)	(15,807)
Increase (Decrease) in accounts and credit cards payable	24,369	36,623
Increase (Decrease) in other current liabilities	77,840	(12,163)
Net cash used in operating activities	(1,692,108)	(2,065,282)
Investing Activities		
Purchase of fixed assets	(7,164)	(16,379)
Costs of software and development	(14,204)	(14,203)
Net cash used in operating activities	(21,367)	(30,582)
Financing Activities		
Proceeds from share issuances	1,615,000	650,220
Capitalization of accrued interest	--	347,245
Proceeds from PPP loan	154,240	0
Loan repayment	(60,728)	
Proceeds from conversion and issuance of series seed preferred	--	710,024
Net change in cash from financing activities	1,708,512	1,707,489
Net change in cash and cash equivalents	(4,964)	(388,375)
Cash and cash equivalents at beginning of period	47,581	435,956
Cash and cash equivalents at end of period	$ 42,617	$ 47,581

CARE ANGEL, INC.
NOTES TO FINANCIAL STATEMENTS
See Accountant's Review Report
AS OF DECEMBER 31, 2020
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

CARE ANGEL, INC. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on March 10, 2014. The Company has developed and deployed a medical platform utilizing artificial intelligence to improve patient care.

Since Inception, the Company has relied on securing convertible loans, capital contributions and product sales to fund its operations. As of December 31, 2020, the Company had negative retained earnings and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 3). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9) and the receipt of funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. In 2020, the world economy suffered a global slowdown while dealing with the COVID-19 pandemic. The Company's business may also be affected during this time.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $42,617 and $47,581 of cash on hand, respectively.

Fixed and Long-Lived Intangible Assets
Property, equipment and intangible assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to seven years. Amortization is provided using the straight-line method based on the useful life of software, patents and copyrights. Other intangibles such as goodwill are not amortized but rather tested for impairment. Amortization of software development costs are discussed below.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of December 31, 2020 and 2019, the Company had net fixed assets of $37,428 and $23,672. As of December 31, 2020 and 2019, the Company had net software and capitalized development costs of $165,675 and $192,709, respectively.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenues through the provision of services through its platform and records revenues as the services are performed.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2020 and 2019, the Company had $35,834 and $484,971 of accounts receivable, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. The Company does not believe that any of the accounts receivable balance is reasonably uncollectible at this time.

Advertising
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred. The Company had incurred $891,497 of start-up costs in periods prior to the periods presented by the Company in these financial statements.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2013 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT

The Company has convertible notes outstanding during 2020 and 2019. As of December 31, 2020 and 2019, the Company had balances of $75,000 and $125,000, respectively. During 2019, the Company converted a large portion of the then-outstanding convertible notes and accrued but unpaid interest into Series Seed Preferred Stock. During 2020, the Company repaid $50,000 of face value convertible notes and $10,728 of accrued but unpaid interest.

NOTE 5 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2020 and 2019. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through December 31, 2020 and the deferred tax asset from such losses have been fully valued based on their uncertainty in being used.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 7 – EQUITY

The Company has authorized three classes of stock as of December 31, 2020: Class A Common Stock, Class B Common Stock, and Series Seed Preferred Stock. As of December 31, 2020, the Company had 30,000,000, 10,000,000 and 10,000,000 authorized and 9,166,406 (not including any shares of restricted stock reserved under an employee compensation plan), 754,456 and 6,650,901issued and outstanding shares of Class A Common Stock, Class B Common Stock and Series Seed Preferred Stock, respectively.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company does not believe it has material related-party transactions that require disclosure beyond customary compensation agreements with employees who may also be shareholders.

NOTE 9 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

The Company continues offering (the "Crowdfunded Offering") up to $1,070,000 of securities. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds. As of April 2021, the Company had received commitments totaling approximately $241,000.

The Crowdfunded Offering is being made through StartEngine and its FINRA approved Regulation CF portal. StartEngine is being compensated under customary terms for facilitating the Crowdfunded Offering.

Management's Evaluation

Management has evaluated subsequent events through April 12, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Care Angel

On a Global Mission to Empower Millions of People to Take Better Care


Meet Angel
rEVOLutionizing
how we care

Website | Miami, FL | HEALTH TECH

Care Angel is an intelligent "virtual nurse assistant" designed to uniquely manage population health engagement at scale, driving better medical outcomes at the lowest cost.

$280,521 raised

307 Investors	$45.7M Valuation
$2.41 Price per Share	$494.05 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	3 Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates 10 | Comments | Follow

Reasons to Invest

- Care Angel already works with the largest health plans in the world, representing 600,000 members monthly and has improved clinical and operational efficiency by ~7x, at 1/100th the cost.
- Our solution reports 83% engagement and has led to $41 per member per month (PMPM) in clinical cost reduction for provider clients, annualized savings ~$500k.
- The market for virtual nurse assistants is expected to reach $88 billion globally in 2025, and $20 billion within the US by 2026

"Revolutionizing healthcare through AI and voice"

OVERVIEW

Quality, affordable, long term care from the comfort of home

Care Angel was created to tackle some of the most challenging and costly elements of healthcare: care management for vulnerable and at risk populations. Care Angel's SmartCare platform helps millions of high cost, high risk patients (especially those suffering from chronic conditions) to receive quality, affordable, remote monitoring from the comfort of home. Our AI + voice enabled conversations provide patients with personalized health management, monitoring and tailored care that focuses on longitudinal and interdependent health/wellbeing, as well as mental/behavioral, environmental, social and holistic health.


That's great! Have you taken your medication?

These testimonials may not be representative of the experience of other customers and are not guarantee of future performance or success.

In the month of May 2020 alone, ANGEL made over 3,980,883 calls to check in on at-risk members related to COVID-19 and hospital discharges. In addition we collected over 125,544 data points that helped these members improve their

Rewards

Get rewarded for investing more into Care Angel:

$494+ Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$500+ Investment
Tier 1 Perk
Care Angel Care Box

$1,000+ Investment
Tier 2 Perk
Perk Level 1 + 5% Bonus Shares

$5,000+ Investment
Tier 3 Perk
Perk Level 1 + 7% Bonus Shares

$10,000+ Investment
Tier 4 Perk
Perk Level 1 + 10% Bonus Shares

$25,000+ Investment
Tier 5 Perk
Perk Level 1 + 12% Bonus Shares

$50,000+ Investment
Tier 6 Perk
Perk Level 1 + 15% Bonus Shares

medication and condition management adherence, in real-time, closing tens of thousands of gaps in care by identifying and addressing needs while reducing negative episodes– keeping them healthy at home. The labor cost equivalency of the ANGEL outreach was that of 64 care managers working a total of 11,047 hours at a total cost of $333,406.

Active Management & Total End-to-End Care For The 30% of the Population that Accounts for 70% of the Costs

Medicare & Medicare Advantage

Simple telephone based engagement to support maximum reach.

Medicaid & Managed Medicaid

Care extender model to drive effective care of chronic & vulnerable populations.

Dual Eligible & Other At-Risk

Check in Care Calls on any landline or mobile phone device.

THE PROBLEM

Millions lack access to affordable and sustainable healthcare

Many in today's society lack access to continuous engagement and sustainable health care with long term monitoring and care coordination. Additionally, clinicians and care teams spend too much of their valuable time performing repetitive administrative tasks that can easily be handled automatically with an augmented intelligence (AI) solution like Angel.

At Care Angel, we address the undisputable need for a technology-enabled solution that delivers quality care management, regular engagement, monitoring and navigation tools. Our technology is scalable to millions and has the ability to effectively care for people with complex chronic conditions, over the long term.



> "In today's society, health plans and providers are collaborating more than ever to manage member care from (the) home, over time, in real time

source

THE SOLUTION

Personalized, continuous care conversations, powered by AI

We believe "Aging in place" is steering methods of care in a new direction. Trends driving the adoption of digital health require patient monitoring and advanced data analytics solutions. To gain the participation of the primary demographics of vulnerable populations from Medicare Advantage, Medicaid and others, we created a platform that is low tech/high touch for users and delivers high tech, scalability for payer and provider clients. Care Angel is the only phone-first platform that is supported with multi-modal communication options, meeting people where they are technologically, linguistically and culturally.



Computer generated rendering of products currently available

In response to the COVID-19 pandemic, Angel's AI and voice-enabled solution can quickly be configured to complete continuous check-ins, detect risk and automatically provide information about testing, social isolation protocols, and other resources.


We Transform Healthcare Engagement
Stratify Population
Phone-First Engagement
Actionable Insights
Alert Care Teams
Live Transfers

OUR TRACTION

Care Angel's accomplishments have caught the eyes of some of the world's largest healthcare providers

In 2015, we developed a proto-type with less than $1M. In early 2016, after launching Care Angel's SmartCare platform, we won the AARP Foundation's Aging in Place $50K Challenge, a startup competition for entrepreneurs with healthcare solutions geared toward older low-income adults. From there, we were chosen to participate in AARP's CareConnection initiative to provide support, services and community to their 38 million members and family caregivers, where our solution received a net promoter score of 91. Since then, pitch competitions have helped us to continuously gain greater visibility.

OPTUM · UnitedHealthcare Community & State · SANOFI · StomatCare · Jackson Health System · UnitedHealthcare Medicare & Retirement · Liberty Dental Plan · healthfirst · GuideWell · UnitedHealthcare · Affinity Health Plan · DentaQuest

AARP Foundation · MassChallenge HealthTech · GuideWell Innovation · MedCity INVEST

In 2017, we had our first paying customers, which enabled us to serve over 60,000 patients. In 2018, we launched clinical enterprise clients, deploying Angel to over 100,000 patients and, later that year, Care Angel was the recipient of the Innovation Challenge at VivaTech Sanofi, a global initiative to help improve healthcare through innovation and technology. In 2019, we won the MassChallenge and MedCity Invest Pitch Perfect challenges, attracting the attention of two of the world's largest health payers, UnitedHealthCare and Humana.

Provider & Payer Clients Save Time, Money & Resources From Day One

83%	63%	15:1
Engagement	Readmission Reduction	ROI

The company's award-winning SmartCare platform, (brought to life through ANGEL) has already proven its ability to transform healthcare and radically improve patient outcomes, while reducing the cost burden faced by all stakeholders.


Members Love Us!

This testimonial may not be representative of the experience of other customers and is no guarantee of future performance or success.


Providers Love Us!

This testimonial may not be representative of the experience of other customers and is no guarantee of future performance or success.

THE MARKET

The virtual healthcare market is set to reach $88 billion by 2025

Source

"Given the huge push to keep people at home, the risk of infecting others through exposure, and the hope of not overwhelming health providers with unnecessary foot traffic, the use of virtual care and messaging has skyrocketed" (Source).

Healthcare Tech adoption is being harnessed to support the public-health response, especially with the current COVID-19 pandemic (source) and, according to Accenture, the market for virtual nurse assistants is expected to reach $88 billion globally in 2025 and $20 billion within the US by 2026 (source).


CareAngel
AI and Voice Nurse Assistant
Outreach at scale to 100% of people
900,000+
members
Total
100% Called 900k
30% Answered 270k
80% Engaged 216k
Total cost acquisition $1.50
Total cost annualized $1.4M
Traditional
Call Center Outreach
Total
15% Called 135k
30% Answered 40k
80% Engaged 32k
Total cost acquisition $150
Total cost annualized $20M
7x Population engaged • 1/100th Acquisition cost

Data complied based on actual client outcomes & call center analysis.

Angel's addressable market includes:

- Health Plans and Carriers - 200 million members
- Providers - 50 million post discharge
- Provider Services (accountable care organizations (ACO), Management Service Organization (MSO))
- Biotech and Pharma
- Digital Therapeutics 100's of millions
- Employers - 100 million employees
- Strategic Partnerships (telemedicine, faith-based organizations, government, schools and universities)

We deliver care to:


Health Systems
ACO/MSO /IPA
Health Plans & Insurers
Home Health & Senior Care

WHAT WE DO

SmartCare Platform: omni-channel care management, patient engagement, navigation solution

Meet Angel, the world's first AI and voice enabled virtual nurse assistant. Angel's technology provides the most effective, affordable and scalable way to engage, monitor and manage at-risk populations, starting with a simple phone call, supported by text, email and other communication modalities to perform clinical conversations and routine follow-ups.


Care Recipients
Care Providers
Caregivers & Family
Good Morning, Dorothy. How are you feeling?
Terrible... My pain is an 8.
What is your blood pressure today?
150/95
Powerful, data-driven analytics inform care teams when concerns arise

Care Angel's multi-modal engagement platform helps health care providers and health plan payers avoid missed care opportunities, close gaps in care, improve performance measures, increase revenue opportunities and improve patient outcomes by automating conversational, outbound and inbound check-in care calls, and capturing regular updates on vitals, wellness, well-being and SDoH to inform real-time intervention and resolution.


CareAngel

THE BUSINESS MODEL

Primary revenue fueled by recurring payments from providers and payers

Our primary revenue comes from the recurring per member per month (PMPM) fee to access the platform by payers, providers and their members and patients. Additional revenue streams will be generated from digital therapeutics programs, risk share models and others. In the future, "transactional" revenue opportunities exist from fees for digital monitoring services that providers perform, and fees for navigation to "marketplace" that will connect care recipients to services and products like transportation and medical supplies.

Current Revenue

- Platform Access PMPM Fee
- Digital Therapeutics Program Revenue
- Risk Share Models Revenue

Future Revenue

- Marketplace Fees
  - Access to Services
  - Access to Products

HOW WE ARE DIFFERENT

Multimodal communication allows us to continuously care for hard-to-reach populations

Care Angel has the ability to effectively communicate with hard-to-reach populations, through personalized conversations. Our competitive advantage is the simplicity and ubiquity of a simple telephone, supported by other modalities of communication, like text, chat and email.

In the virtual care eco-system, Angel is working to close the gap between episodic and long term care for high-need, high-cost patients. Our solution is clinically validated and proven to reduce administrative and operational costs, reduce (re)admissions and improve medical and financial outcomes for our clients. Care Angel also enables payers and provider clients to optimize performance measures (HEDIS/STAR, HCAP) and generate new revenue streams, while improving care quality, and patient satisfaction.

Seamless Transition To Value Based Care



24X
Increase in clinical capacity

Human Activities Enhanced by Technology

90%+	50%+	★★★★★
Gain Net Promoter Score	Increase in Clinical Efficiency	Easy Ways to Meet HEDIS, HCAHPS, STAR

THE VISION

Expansion of our SmartCare platform to address current and future public health concerns

Overnight, COVID-19 created widespread demand for remote healthcare solutions that could increase care capacities without overwhelming providers. In May of this year, Care Angel responded by announcing the launch of its "HEALS" (Help Early Awareness Logistics and Surveillance) COVID-19 Program, using an extension of our SmartCare Platform. As society looks to reopen, Care Angel plans to launch two additional COVID-19 offerings to support individuals as they return to their communities and employees as they return to the workplace. We are exploring developing resources to address social determinants of health like food insecurities

> "Care Angel plans to launch two additional COVID-19 offerings to support individuals as they return to their communities & employees as they return to the workplace.

OUR LEADERSHIP

A passionate team of health innovation veterans on a mission to improve the health of millions

Care Angel's CEO and founder, Wolf Shlagman, has been shaping and transforming the telehealth space since the earliest days of digital health, nearly 20 years ago. Our company's story began over a decade ago with a pioneer telemedicine company called 'Consult A Doctor', which was acquired by Teladoc, Inc., a Kliener, Perkins portfolio company, in 2013. Care Angel now has a track record of success, strong connections and a profound understanding of our market space, telehealth and the patients and clients we serve. CEO, Wolf Shlagman has assembled a team of passionate individuals, all of whom are deeply experienced in the healthcare technology field and eager to tackle the challenges of the current healthcare climate.



Wolf Shlagman
Co Founder | CEO

WHY INVEST

Angel's affordable, sustainable technology represents the future of healthcare


Meet Jack
Age: 66
Diabetic
Heart attack, 6 years ago
Humana Member


Doctor: "How do you like Care Angel?"
Jack: "I enjoy it. I love it because it calls every Monday with reminders."
"Do you think its helpful?"
"Yes, I love it! She helps me stay healthy."

This testimonial may not be representative of the experience of other customers and is no guarantee of future performance or success.

Our simple yet sophisticated, technology-enabled solution is proven to expand service capacity, and make it possible to scale effective interventions in real time. Angel effortlessly delivers personalized care at a fraction of the cost of manual nurse outreach, call centers, IVR or mobile applications. Angel drives continuous patient engagement while closing gaps in care and improving productivity, efficiency and revenue.

The global market for services like ours will soon reach $88 billion. Our company is already working with close to 600,000 patients monthly and has improved clinical and operational efficiency by 10x, leading to $41 PMPM clinical cost reduction. We have the technology, the experience and the connections to deliver affordable, consistent care to high risk populations-- now we are calling on your support to help us scale so that we can reach and improve the lives of millions!


600K
Monthly Patients
10x
Improvement of Clinical & Operational Efficiency
$41
PMPM Clinical Cost Reduction

December 2015

Our Company Launches!

Care Angel started a movement of AI and voice, virtual nurse assists

October 2016

AARP - 2016 Aging in Place $50K Challenge Winner

Startups from across the country submitted their solutions for helping adults 50+, live safely, independently and comfortably at home.

May 2018

Winner: Europe's biggest startup + tech event

Sanofi Innovation Challenge @VivaTech Paris

July 13, 2017



1st MSO client, 4,000+ Humana, Medicare Advantage patients

Helped provider save $425k annually with 97% ease of use rating and 91% NPS

July, 2018

Recognized as one of five top AI advances in healthcare

Virtual Nurse Assistants - "could save the healthcare industry $20 billion annually"

August 2018

Named among 37 Startups

Voice-based innovation - "startups to disrupt the status quo"

December 2018

MassChallenge HealthTech Award

Recognized among the most innovative technologies advancing health and improving the overall patient experience

March 2020

Back2Work (Safely)
Back2Community (Safely)
Back2School (Safely)
Back2Home (Safely)

HEALS COVID-19 Solution

Launches HEALS Rapid Response COVID-19 Suite of Services

November 2020

Launched on StartEngine

Now YOU can own a part of our company!

Meet Our Team



Wolf Shlagman

CEO, Chief Angel

Creative Technologist, Founder of Consult A Doctor, 2007.

Led Teladoc (TDOC), acquired by KPCB portfolio company in Q4 2013.

Over 20 years experience designing products and managing teams.



Darren Hay
Chief Revenue Officer
Former VP with $12B Telus. SVP with $10B ADT/Ideal Life

Governor appointed member of Florida state "Telehealth Advisory Council".



Kelly Gregorakis
VP of Marketing
Strategic / growth marketer. B2B leadership Teladoc (TDOC).

Specialty in healthcare technology companies



Lena Nikolnikov
VP Product & Clinical Solutions
Extensive acute clinical care, informatics, operations and administrative experience.

16 year career experience. Specialty in healthcare technology operations and product development.



Jason Hendeles
Board Member
Jason Hendeles is a long time investor and tech innovation evangelist with with unique experience in the healthcare IT, aging in place market with consumer facing health monitoring and engagement solutions. He is passionate champion for caregivers and solutions to improve how we care. He serves on the Care Angel Board of Directors.



Patrick Byrne
Board Member
Patrick Byrne, is an long time investor in innovative and disruptive tech companies. He is a board member for several capital and technology companies, including Care Angel. He has a long career as a senior executive leading such companies as Accenture, Ernst and Young and COO of A.T. Kearney, a global management company with thousands of employees world wide .

Offering Summary

Company	Care Angel, Inc.
Corporate Address	78 SW 7th Street, Suite 500, Miami, FL 33130
Offering Minimum	$9,999.09
Offering Maximum	$1,069,999.03
Minimum Investment Amount (per investor)	$494.05

Terms

Offering Type	Equity
Security Name	Class A Common Stock
Minimum Number of Shares Offered	4,149
Maximum Number of Shares Offered	443,983
Price per Share	$2.41
Pre-Money Valuation	$45,660,975.83

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal shall not direct transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Early Bird

As a special "Thank You" to early investors, Care Angel offers the opportunity to participate in the "Early Bird" Specials!

• Friends and Family - First 72 hours | 15% bonus shares

• Super Early Bird - Next 72 hours | 10% bonus

• Early Bird Bonus - Next 7 days | 5% bonus shares

• Tier 1 Perk - $500+

Perk Level 1 – (Care Angel Care Box)

• Tier 2 Perk - $1,000+

Perk Level 1 + 5% Bonus Shares

• Tier 3 Perk - $5,000+

Perk Level 1 + 7% Bonus Shares

• **Tier 4 Perk - $10,000+**

Perk Level 1 + 10% Bonus Shares

• **Tier 5 Perk - $25,000+**

Perk Level 1 + 12% Bonus Shares

• **Tier 6 Perk - $50,000+**

Perk Level 1 + 15% Bonus Shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Care Angel, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $2.41/ share, you will receive and own 110 shares for $241. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Notice of Funds Disbursement

11 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Care Angel has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Care Angel be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Care Angel surpasses $240k in reservations | JOIN THE REVOLUTION!

about 1 month ago

Hello! We just passed the $240k milestone! Thank you to all of our investors so far for your support!

Don't forget - if you've already invested, you can invest multiple times during a campaign; it's not just a one-time investment! Our investment minimum is only $494. The more you invest, the bigger the bonus shares!

We welcome you to join the revolution and invest in the future of AI-voice, Virtual Nurse Assistants to extend care by empowering people to get and stay healthier. Angel can connect to the right care at the right time, anytime. EVERYWHERE.


rEVOLutionizing
how we care

INVEST TODAY!

-CARE ANGEL

Notice of Funds Disbursement

2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Care Angel has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Care Angel be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Special Announcement: In Honor of World Cancer Day ❤

3 months ago

First, we want to acknowledge all of the people that are facing, fighting or have conquered a cancer diagnosis and also remember the grace and courage of those that have gone before us. To the researchers and healthcare providers, we applaud you!

At Care Angel, we are dedicated to removing the obstacles that people face when coping with these complex conditions. We understand that these debilitating diseases don't just affect the patient, it also takes a toll on their care partners; families, husbands, wives, brothers, sisters, aunts, uncles, mothers, fathers, grandparents, friends and neighbors.

That is why today we're proud to announce a partnership with a **global pharmaceutical leader** to deploy a pilot using Angel as virtual health companion for people with advanced stage cancer. The program is designed to help people navigate their health journey, track wellbeing and provide information and education that will empower individuals and care partners.

We believe that the hardest times in your life, don't need to be the worst times of your life.

We are listening to all of the stories of struggle and stories of triumph. Our commitment is to improve lives and motivate patients to live longer, happier lives.

#WorldCancerDay

INVEST TODAY!

-CARE ANGEL


OVARIAN CANCER
CERVICAL CANCER
BREAST CANCER
PANCREATIC CANCER
ALL CANCER
BRAIN CANCER
CHILDHOOD CANCER
WORLD CANCER DAY
PROSTATE CANCER
SARCOMA CANCER
LUNG CANCER
KIDNEY CANCER
MELANOMA CANCER
UTERINE CANCER
COLON CANCER
LYMPHOMA CANCER
LEUKEMIA CANCER

Latest News: Care Angel Launches Program to Tackle Vaccination Tracking 😷+ Symptom Monitoring

4 months ago

Hello Investors! We hope your new year is off to an amazing start.

We understand that public health systems, health plans and hospitals urgently need support to help our communities co-create better health monitoring and outcomes in less time, without straining or adding valuable health resources and care teams.

READ the PRESS ANNOUNCEMENT: **Care Angel Launches CareVax Vaccine Tracking Program**

On-Demand Workforce of AI and Voice Enabled Nurse Assistants Monitors for Adverse Clinical Events and Conducts Pharmacovigilance via Secure Calls, Text and Chat

"After millions of calls and texts tracking COVID-19 in 2020, we see 2021 as a pivotal year for Care Angel to help globally as the critical need for resources that can deliver meaningful healthcare conversations at scale has been thrust into the global spotlight," **said Wolf Shlagman, CEO of Care Angel.** "Sitting squarely at the intersection of digital health, telemedicine, AI and COVID-19, working with some of the largest health organizations on the planet, we are proud to already be having a noticeable impact on public health and the health and safety of society's most vulnerable populations."

Digital health infrastructure is essential for COVID-19 care, case monitoring and vaccine tracking.

- Manage COVID-19 related populations
- Provide rapid assess to COVID-19 tests, with contract trace
- Track symptoms of at-risk or COVID-19 positive families and individuals
- Proactively monitor vaccination patients for side effects

INVEST TODAY!

-CARE ANGEL

Notice of Funds Disbursement

4 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Care Angel has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Care Angel be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

This is your LAST CHANCE to INVEST in 2020!

4 months ago

Hello investors and future investors, Sending you sincere and heartfelt wishes for a very happy and prosperous new year!


Join These Healthcare Executive Investors*
Former CEO: HealthCare Solutions
Sold to Optum
Former: President, Healthways
Former: SVP, UHC, CVS CareMark
Former: SVP, Humana / UHC
Current: C- Level Horizon BCBS
HealthSpotter, COO
Clients include UHC, CIGNA, Kaiser
Former: SR Director Accenture
Former: COO, AT Kearney Consulting
Former: C- Level- Vectis- EHR
Former: C- Level- Astea- IPO'd,
Former: C- Level Emptoris -sold to IBM
Former: CEO - Liberty Healthcare
Former: CEO - Mirixa Corp
*invested under different terms, and that their investment experience is not indicative of future results

Join us on our journey to make healthcare better for everyone. Head over to our investor page and INVEST TODAY!

-CARE ANGEL

HAPPY HOLIDAYS INVESTORS!

4 months ago

Hello Investors, We want to pause for moment to wish you and your loved one's a beautiful holiday filled with love, joy, health and well-being. We've built Care Angel around a specific set of core values that include a strong commitment to enrich and empower the lives, the health and wellbeing of our members, patients, and entire families.


Wishing you a
Warm, Happy, Healthy Holiday Season
CareAngel

Another new year is just around the corner! Angel and the entire Care Angel family look forward to the year ahead with much anticipation.

There's never been a better time to join us. Head over to our investor page and INVEST TODAY!

-CARE ANGEL

Over $100K Raised! THANK YOU!

4 months ago

Thank you to our new investors and thank you to all of the Care Angel investors that helped us to exceed $100,000!

Our mission and commitment to all of you has never been stronger. 2020 has helped us to recognize that **digital health infrastructure is essential to transforming healthcare for the better.** Angel, our AI, voice-enabled virtual nurse assistant has extended COVID-19 care and case monitoring to millions of people. These are just some of the ways we're making a difference during the pandemic:

- Transforming the traditional "siloed" care model into a data-driven care model, both for increased speed and efficiency and the ability to scale effective interventions within the COVID-19 and at-risk patient populations
- Instituting a way to increase the ability to acquire, aggregate, and analyze data across a public health network
- Integrating clinical engagement into a single platform for a common view of patients across COVID-19 stages - assessments, testing, contact tracing - and now vaccinations
- Organizing public health structure to accommodate the ability for any provider, at any care site to boost efficiency by instituting a turn-key solution that tracks clinical processes - drastically improve COVID-19 virus and COVID-19 vaccination monitoring and insights.

Angel helps our clients to co-create better outcomes without straining already limited resources. In fact, Angel helps extend care by 10x using the same resources.

There's never been a better time to join us. Head over to our investor page and INVEST TODAY!

-CARE ANGEL

Welcome investors!

5 months ago

Hello Care Angel investors, we want to thank all of our early investors that helped us to reach our initial threshold. To everyone who has invested so far - we are grateful! We have so much we want to accomplish and with your help, we'll get there faster!

2020 has been a challenging year, but also a year of firsts for Care Angel.

We launched our first post-discharge program with focus on COVID-19 assessments. We made nearly 1 million phone calls within the first 90-120 days, reaching people that need carefully monitored when they're discharged from the hospital. Angel communicates with people to see how they're feeling, if they have new or worsening symptoms and if they need anything. Angel helped to navigate thousands of people to the right care at the right time, automatically.

Thank you again for joining our quest to change the world of healthcare for the better.

Remember to tell your family and friends and stay tuned for more updates soon.

INVEST TODAY!

-CARE ANGEL

END OF UPDATES

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Bryan M. SE OWNER 12 INVESTMENTS a month ago
I was hoping as I am sure you were to see this raise fully subscribe. If it does not, how much more money will you be raising elsewhere? And do you have a high probability of getting those additions capital needed to execute in your plan?

> **Wolf Shlagman** - Care Angel a month ago
> Bryan,
>
> Thanks for the message.
>
> Yes- Fully subscribed quickly would be great but we went into this without that an expectation. A goal yes. Some consumer companies seem to do better. Also- we didn't do all the marketing upfront, as many companies do, so it may not be a quick oversubscription. We will close things off as our Series A round gets off the ground.
>
> We are starting our formal Series A raise in Q2. We will also have some dollars committed from some of our existing investors and they will be available by Q2 as well.

Aurus S. 1 INVESTMENT 2 months ago
I also love the passion that you guys are showing to this sector. Another little question: how long do you feel that this raise will last based on the burn rate? I ask because the FORM C was very vague when it came to this question. Thank you and excited to hear back.

> **Wolf Shlagman** - Care Angel 2 months ago
> Aurus,
>
> Thanks again for the message. With growing revenues and this round, we see a ramp until Q4 at which time we expect to be cashflow positive.
>
> Let me know if you have any other questions.
>
> Caring Regards,
>
> The Care Angel Team

Aurus S. 1 INVESTMENT 2 months ago
What a company that you guys are building. I am very interested in this Telehealth/AI sector especially in these days. I am interested in investing but I do have some questions.

1) I know you guys are deciding to go public or get bough out. Do you guys have a list of potential equity/corporate buyers? Why would they acquire you vs. anyone else? If you go public: what mechanism would you guys use to go public?

2) How many new users are being added every month? How many new sales are being made every month?

3) Are you guys in a space that has high barriers to entry that prevent copy cats from easily competing with you guys?

4) What is the lifetime value of a customer? What is the attrition rate of each customer?

5) If we are speculating what could be the X amount of return on investment? (10x, 20x or higher?)

> **Wolf Shlagman** - Care Angel 2 months ago
> Aurus,
>
> Thank you for the message. Apologies for the delayed response as we had people out who were responding to the comments section.
>
> 1- I wish I had a crystal ball but what I can tell you is that we are at the crossroads of the next evolution of telemedicine, AI and now COVID solutions- which has tremendous growth potential over the coming years. We will have chores, not sure about which one, still a bit early. What I can tell you is that my last company - I merged with Teladoc and then they took the combined companies public- and became the #1 telemedicine player in the market- $29 Billion valuation. So anything is possible.
>
> 2- I can say that we are at 5X the monthly revenues and lives on our platform from 1 year ago. Our monthly and quarterly will continue to grow aggressively this year as we expect to end the year at 7-10X+ in monthly revenues from 1 year ago. We are actually in the process of launching some new contracts for multiple Medicaid plans across numerous states and also a contract for a global Pharma for cancer using ANGEL as a Caregiving support companion for patients and their families.
>
> 3- We are uniquely positioned with our solutions but there are other solutions that may provide some pieces of what we do and eventually will have overlap. That is natural for any market that has such a large potential. When I started my telemedicine Company in 2008 and sold it in 2013- I said telemedicine was the future. It is now normal part of how we get care- from a telephone, video, text, app. With Care Angel- using a digital on-demand workforce of nurse/health assistants to care for 10X the people, supporting care teams and families- driving possibly 10X the outcomes at up to 1/100th of the cost- is now becoming the norm as well. Our partnership with the largest insurer in the market- United Healthcare, perhaps is a good indicator. So yes- competition is healthy. there are a few billion people in the world that are in need to be proactively managed. As we look to reach 10+ million lives over the next 36 months, out of the billons, I believe that can easily put us in unicorn territory. Lots of opportunity, lots of work and some luck as well.
>
> 4- Lifetime value- Not a straight forward answer as we get paid a little differently by large health organizations such as health insurers, health systems, providers, Pharma and others that have some programs have a number of moving parts, and can last different timeframes. What I can share is that our margins can be as much as 80%-85%.
>
> 5- I honestly cant speculate the exact ROI. Can you get a 10X, 20X return? Absolutely plausible. Just cant guarantee it. What I can tell you is that we are seeing 20-30X+ valuations on forward looking revenues for companies in our Telehealth, Digital health space.
>
> So, If you want to invest in the future of healthcare, we believe the next evolution of Telemedicine is driven by a platform like our SmartCare Ecosystem, which spins up an on-demand digital workforce of AI Nurse Assistants, we call ANGEL, to be proactive, sentient and can take action on data, reach out to deliver care, to whoever needs it, starting with a simple phone call, text or email. Filling the gap in the shortage of nurses, care managers and PCP's is a global crises that is only getting worse with an aging society. Lowering the burden overburdened staff is another fundamental need. This Pandemic made it clearer than ever.

We invite you to join the Care Angel family and help us transform healthcare and reimagine how we care.

Caring Regards,

The Care Angel Team

John H. SE OWNER 21 INVESTMENTS INVESTED 2 months ago
Hi Care Angel Team,

I am very enthusiastic about your vision and technology.

Have you looked into or contacted SapientX (sapientx.com)? They have a wonderful conversational AI that uses low CPU cycles and low memory footprint and can speak 41 languages. With 41 languages, you can expand your product(s) and vision around the world with greater ease.

Just a suggestion. Hope you can look into it.

-John Hwung

Wolf Shlagman - Care Angel 2 months ago
John,

Thanks for the message. We believe the next evolution of Telemedicine is driven by a platform like our SmartCare Ecosystem, which spins up an on-demand digital workforce of AI Nurse Assistants, we call ANGEL, to be proactive, sentient and can take action on data, reach out to deliver care, to whoever needs it, starting with a simple phone call, text or email. Filling the gap in the shortage of nurses, care managers and PCP's is a global crises that is only getting worse with an aging society. Lowering the burden overburdened staff is another fundamental need. This Pandemic made it clearer than ever.

We believe solutions like Care Angel's on-demand digital workforce of AI Nurse Assistants will disrupt healthcare as we know it- transforming it form a reactive- call us if you need something, to a proactive, continuous care model that serves a greater population at risk and in need.

Apologies as I wanted to make sure you got a response from our team. We really appreciate these type of suggestions. We use a number of partners that help provide some additional cognitive services to enhance the NLP/NLU solutions for better conversational AI. I believe we ca handle over 50 languages, however, we are constantly evaluating solutions and interested in what best in class in the conversational AI space. We will take a good look at SapientX and see if there is something that is meaningfully better and or adds to additional capabilities.

Let me know if you have any other questions or suggestions.

Caring Regards,

Wolf & The Care Angel Team

Gloria W. 3 months ago
After reviewing Care Angel I will invest and I am excited about your company's future. The Caribbean has a population of over 44 million. In your interview with Angels and Entrepreneurs you mentioned a number of international locations. I am interested in operating as a representative for Care Angels in the region. Time line for adding more international locations.

Wolf Shlagman - Care Angel 2 months ago
Gloria,

Thank you for the message and the question.

We have been focusing in the United States first and foremost but we have interest from all around the world. As you know, before the pandemic, we had a major shortage of nurses, care managers and doctors. Now with this pandemic, that problem is 10X and it is a global emergency.

We do not have enough humans what is ability to pay to manage all the people that need care- from all the aging at home that are now isolated and in more need, to the lower income, uninsured populations that are overwhelming the healthcare system.

Our mission is to magnify, simplify and optimize the caring. Globally.

We have some programs that are in discussion to roll out in Europe and the African continent later this year. We have had to turn down some opportunities because they were small and not core to our focus.

As far as the Caribbean- if the right partner came along we definitely would be interested to have a conversation.

Connect with me on LinkedIn and we can see what the future holds for the Caribbean in 2021.

ANGEL will Maximize Staff Time Efficiency, Workflows & Labor Cost Optimization
Angel automates proactive engagement, monitoring and care coordination exponentially, freeing up nurses and care managers to practice at the top of their license. This also allows for additional revenue generation with use of regained time used in low level telephone engagement tasks. Care Angel's use of an AI Virtual Nurse to engage patient populations is the most cost efficient solution in the market to engage and manage large populations at scale while controlling costs.

Brian L. 3 INVESTMENTS 3 months ago
Great service! Can you provide any revenue and run rate data?

Wolf Shlagman - Care Angel 3 months ago
Brian,

Thanks for the question. Apologies for delayed response as it appears the answer we tried to submit before didn't get posted?

Our monthly revenues are now approximately ~6X / 600% what they were 1 year ago. We expect to have a 3-4X multiple (maybe more?) on last year's revenues surpassing $10M and upwards of $15M, based on contracts in the pipeline. We expect to close the year at a multiple of what we ended last year.

Sushanta D. 6 INVESTMENTS 4 months ago
Hi, I clicked on the wrong button on my own comment below? Please disregard that. I have another question? Can you discuss more on your exit route?

Wolf Shlagman - Care Angel 4 months ago
Hello again Sushanta 😇,

Exit strategies can have aspirational elements but we see Care Angel in a very specific market that is growing exponentially in record time, specially because of COVID.

Care Angel's SmartCare Ecosystem Platform is at the intersection of Telemedicine, Digital Health, AI and Covid solutions. The plan is to grow the company to have 10 million+ lives in our SmartCare Platform within 36 months. The market demand is for billions of lives to be managed. There are a few routes to exit one being IPO or direct listing but if you look at the vast amount of transactions they are M&A. My last company was part of an M&A transaction with Kliner Perkins and Teladoc. They took the combined companies public ~1 year later. So an M&A transaction with an existing public co can be an option or an IPO/DL? You never know.

In my humble opinion, I believe we will have an exit event in the next 12 to 24 months?

What we do know, is that the need for solutions to manage vast populations, engage and monitor at scale at what could be one 100th of the cost are extremely valuable, specially in a pandemic world.

Let us know if you have any other questions.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video 1

Care Angel, Virtual Nurse Assistant, Enabled by Ai and Voice, Health Management Explainer Video

Speaker 1:
At Care Angel, we've developed a platform solution that will deliver continuous engagement, enabling proactive disease-specific health management and monitoring. Facilitating continuous bilateral voice and omni-channel conversations with the member to help them stay on track with treatment while automatically identifying gaps in care. Empower and involve members and their families in monitoring and managing their I don't care. Identify medical risk early to proactively intervene, alert clinicians with actionable data and analytics that will help to scale effective interventions in real-time, starting with a simple phone call.

Speaker 1:
Introducing Angel, your virtual nurse assistant enabled by AI who will help to optimize the clinical efficiency of your existing care teams.

Speaker 2:
Good morning. Is now a good time to talk? How are you feeling today?

Micheal:
Terrible. My pain is an eight.

Speaker 1:
Angel voice-powered health monitoring interacts with patients, walking them through a series of questions, collecting patient reported biometrics, physical and mental health and general wellbeing data, all through an intelligent and guided conversation.

Speaker 2:
Did you take your medication today?

Micheal:
No, I ran out.

Speaker 2:
Okay, I will let your care team know.

Speaker 1:
By using intelligent technologies, Angel can interact like a nurse or care manager focusing on the questions that are simple and repetitive, like ...

Speaker 2:
What is your blood pressure today?

Micheal:
150 over 95.

Speaker 1:
Saving the more challenging conversations for the clinicians.

Speaker 2:
Michael, your blood pressure is high. Would you like to talk to Dr. Kline's office? Press one for yes or say yes and I'll transfer you now.

Speaker 1:
Angel sends notifications to clinicians in real-time when risk is detected for faster intervention and triage to the appropriate care setting. This drastically reduces admissions and readmissions and improves outcomes. Angel also sends notifications to loved ones within the patient's care circle, providing the ultimate in real-time information and peace of mind.

Speaker 1:
With revolutionary actionable data optics, Angel delivers individual and population health, plus risk trends at a glance via a secure HIPAA compliant online dashboard. Communicate in a way that is most consistent with a patient's lifestyle and surroundings, all while receiving essential information to help analyze and prioritize care.

Speaker 2:
Anything else you need, Michael?

Micheal:
That's all for today, thanks Care Angel.

Speaker 1:
There's a better way on the horizon and it starts with a simple phone call. Discover the power of Care Angel. We're taking the robot out of the human to improve care efficiency, effectiveness, quality, and outcomes.

<u>Video 2</u>

Meet Angel

The world's first intelligent, AI and Voice Patient Engagement Solution

Angel

Hi Michael, how are you feeling today?

That's great! Have you taken your medication?

What id you could launch a solution that can....

Drive Consumer Engagement ~80%, Scale Monitoring Capacity ~26%, Maximize Clinical Efficiency ~50%, Improve Outcomes ~50%.

"Improves patient-care efficiency and effectiveness."

"Saves valuable clinician time"

"Independence is what my mom wanted and needed"

Angel Enables Massive Scale of Services without sacrificing quality.

Are you ready to improve care quality and outcomes for the populations you serve?

Let's have a conversation

CareAngel

Video 3

HOW DO CONSUMERS FEEL ABOUT INTERACTING WITH AI

Speaker 1:
Well, Care Angel, I think, is a fabulous program because it helps to keep people on track. I'm really very good. I was a first-grade school teacher for a long time, so I'm used to keeping charts and giving happy faces and all that kind of stuff, so I track my own stuff pretty well. I try not to get into my husband's tracking because he's got a little bit of dementia going on, so I guide him, but Care Angel helps him tremendously with that, tremendously.

DO YOU THINK CARE ANGEL IS TOO ROBOTIC?

Speaker 1:
Once or twice, I would give a little bit more of a yes or no answer, and she actually reacted to that. I thought that was pretty cool. Sometimes you forget that she's a robot. I like her voice. I like her voice. Her voice is not robotic to me at all. I like her voice and sometimes I even laugh and I don't think she laughs back, but I laugh. She just checks in on me. She's my friend. She wants to make sure that I'm doing things good. It's good, it's a good thing.

Video 4

HOW DOES CARE ANGEL HELP YOU MANAGE A WHOLE PATIENT CARE POPULATION
Steven Schnur:
Well, looking at whole patient care and looking at where we're going in patient care, we believe it's going to be a much more customer service or patient centric environment. Therefore,

patients are becoming more tech savvy. And so in that type of environment, having a virtual health care assistant is just tremendously beneficial for patients, makes it easy, it's what they want, and definitely distinguishes us from other health care entities.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:05 PM 10/11/2019
FILED 02:05 PM 10/11/2019
SR 20197508469 - File Number 5495041

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

CARE ANGEL, INC.

Care Angel, Inc. ("Corporation"), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware ("DGCL"), which was originally incorporated as Homecare.com, Inc. by Certificate of Incorporation filed with the Secretary of State of the State of Delaware ("Secretary of State") on March 10, 2014, and which now files this Second Amended and Restated Certificate of Incorporation adopted in accordance with §§ 242 and 245 of the DGCL ("Certificate"), certifies as follows:

FIRST: The name of the Corporation is: CARE ANGEL, INC.

SECOND: The address of the Corporation's registered office in the State of Delaware is 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808, and the name of the registered agent of the Corporation at that address is CORPORATION SERVICE COMPANY.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

FOURTH: The maximum number of shares of capital stock which the Corporation is authorized to issue shall be 50,000,000 shares as follows:

A. Common Stock. The Corporation is authorized to issue up to (i) 30,000,000 shares of Class A Voting Common Stock with a par value of $0.01 per share ("Class A Common Stock") and (ii) 10,000,000 shares of Class B Non-Voting Common Stock with a par value of $0.01 per share ("Class B Common Stock", and together with the Class A Common Stock, the "Common Stock"). Each holder of shares of Class A Common Stock (each, a "Class A Stockholder") shall be entitled to one vote per share of Class A Common Stock on all matters on which Class A Stockholders are entitled to vote. Except as otherwise required by applicable law, holders of shares of Class B Common Stock (each, a "Class B Stockholder", and together with the Class A Stockholders, the "Common Stockholders") shall not be entitled to any voting rights on any matter. Shares of Common Stock may not be voted cumulatively.

B. Preferred Stock.

(i) Number and Class of Shares Authorized. The Corporation is authorized to issue up to 10,000,000 shares of Preferred Stock ("Preferred Stock", and together with the Common Stock, the "Stock"), which constitutes a separate and single class of shares that may be issued in one or more series.

(ii) Rights, Preferences and Restrictions of Preferred Stock. The board of directors of the Corporation ("Board") is hereby expressly authorized to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

C. No Preemptive Rights. Common Stockholders and holders of shares of Preferred Stock (each, a "Preferred Stockholder", and together with the Common Stockholders, the "Stockholders") shall not have, as a matter of right, any preemptive or preferential right to subscribe for, purchase, receive or otherwise acquire any part of any new or additional issue of Stock of any class, whether now or hereafter authorized, or of any bonds, debentures, notes or other securities of the Corporation, whether or not convertible into shares of Stock.

D. No Dilution for Class A Stockholders Voting Power. Class B Common Stock will not dilute the voting power of the Class A Stockholders, except as specifically required by law.

FIFTH: The management of the business and affairs of the Corporation shall be vested in the Board. The Board shall consist of three (3) directors (each, a "Director"). Meetings of the Board shall require a quorum of two (2) Directors. Unless and except to the extent that the bylaws of the Corporation ("Bylaws") shall so require, the election of Directors need not be by written ballot.

SIXTH: On an annual basis and within ninety (90) days following the end of the Corporation's fiscal year, the Board shall unanimously decide whether there are sufficient profits to distribute funds to the Stockholders in the form of a dividend and whether it is in the best interest of the Corporation and the Stockholders to distribute the dividends to the Stockholders.

SEVENTH: To the fullest extent permitted by law, a Director shall not be personally liable to the Corporation or to its Stockholders for monetary damages for any breach of fiduciary duty as a Director. If the DGCL or any other law of the State of Delaware is amended after approval by the Class A Stockholders of this Article SEVENTH to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a Director shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended. No amendment to, modification of or repeal of this Article SEVENTH shall apply to or have any effect on the liability or alleged liability of any Director for or with respect to any acts or omissions of such Director occurring prior to such amendment.

EIGHTH: The Corporation shall indemnify, advance expenses, and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a "Covered Person") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a

"Proceeding"), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, limited liability company, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except for claims for indemnification (following the final disposition of such Proceeding) or advancement of expenses not paid in full, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board. Any amendment, repeal or modification of this Article EIGHTH shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

NINTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "Excluded Opportunity" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of any Director who is not an employee of the Corporation or any of its subsidiaries (collectively, "Covered Persons"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a Director.

TENTH: Meetings of Stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ELEVENTH: Subject to any additional vote required by this Certificate or the Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

TWELFTH: The Corporation shall have the right, subject to any express provisions or restrictions contained in this Certificate or the Bylaws, from time to time, to amend, alter or repeal any provision of this Certificate in any manner now or hereafter provided by law, and all rights and powers of any kind conferred upon a Director or Stockholder by this Certificate or any amendment hereof are conferred subject to such right.

IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this Corporation on this 11 day of October, 2019.

By: ______________________
Name: Wolf Shlagman
Title: CEO

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:55 PM 11/05/2019
FILED 03:55 PM 11/05/2019
SR 20197923753 - File Number 5495041

CERTIFICATE OF DESIGNATION, NUMBER, POWERS, PREFERENCES AND RELATIVE, PARTICIPATING, OPTIONAL, AND OTHER SPECIAL RIGHTS AND THE QUALIFICATIONS, LIMITATIONS, RESTRICTIONS, AND OTHER DISTINGUISHING CHARACTERISTICS OF

SERIES SEED PREFERRED STOCK

OF

CARE ANGEL, INC.

It is hereby certified that:

1. The name of the corporation ("Corporation") is Care Angel, Inc.

2. The Second Amended and Restated Certificate of Incorporation of the Corporation ("Certificate of Incorporation") authorizes the issuance of 10,000,000 shares of preferred stock without par value ("Preferred Stock") and expressly vests in the Board of Directors of the Corporation ("Board") the authority provided therein to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series.

3. The Board, pursuant to the authority expressly vested in it as aforesaid, has adopted the following resolutions creating a Series Seed issue of Preferred Stock:

    RESOLVED, that the Board authorizes the designation of a Series Seed issue of Preferred Stock ("Series Seed Preferred Stock");

    FURTHER RESOLVED, that the number of shares constituting such Series Seed Preferred Stock shall be fixed at 10,000,000;

    FURTHER RESOLVED, that the Series Seed Preferred Stock shall have the following voting powers, preferences and relative, participating, optional and other special rights, and qualifications, limitations and restrictions:

    a. Each share of Series Seed Preferred Stock shall have the same voting rights as one share of Class A Common Stock (as defined in the Certificate of Incorporation); and

b. In the event of a sale of qualified equity securities ("Qualified Securities") of the Corporation to qualified investors ("Investors") to raise capital for the Corporation for a purchase price totaling a minimum aggregate amount of $3,000,000 USD ("Threshold Amount") in one transaction or a series of related transactions which in the aggregate meet the Threshold Amount ("Qualified Equity Financing Event"), then each share of Series Seed Preferred Stock shall automatically assume the same voting powers, if any, preferences and relative, participating, optional and other special rights, if any, and qualifications, limitations and restrictions as one share of the Qualified Securities purchased by the Investors in such Qualified Equity Financing Event.

FURTHER RESOLVED, that the statements contained in the foregoing resolutions creating and designating the said Series Seed issue of Preferred Stock and fixing the number, limited powers, preferences and relative, optional, participating, and other special rights and the qualifications, limitations, restrictions, and other distinguishing characteristics thereof shall, upon the effective date of said series, be deemed to be included in and be a part of the Certificate of Incorporation pursuant to the provisions of Sections 104 and 151 of the General Corporation Law of the State of Delaware.

[SIGNATURE ON THE FOLLOWING PAGE]

IN WITNESS WHEREOF, this Certificate of Designation, Number, Powers, Preferences and Relative, Participating, Optional, and other Special Rights and the Qualifications, Limitations, Restrictions, and other Distinguishing Characteristics of Series Seed Preferred Stock of Care Angel, Inc. has been executed by a duly authorized officer of this Corporation on this 5th day of November, 2019.

By:______________________________
Name: Wolf Shlagman
Title: CEO